# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: HarbourVest Private Investments Fund, CIK 0002020407
CUSIP: 41166N301
Title of class of securities: Class I Common Shares of Beneficial Interest
Address of issuer's principal executive offices: C/O HARBOURVEST PARTNERS, LLC, C/O HARBOURVEST PARTNERS, LLC, BOSTON, Massachusetts (MA), 02111
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000762152-26-000005
Filed by CIK 0000762152

## Reporting persons
- STATE OF MICHIGAN RETIREMENT SYSTEM: type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: Michigan (MI); sole voting power 55,121,744; shared voting power 0; sole dispositive power 55,121,744; shared dispositive power 0; aggregate amount beneficially owned 55,121,744 (85.6% of the class)
  Comment: This Schedule 13G Amendment relates to the following classes of securities: Class I common shares of beneficial interest (the "Class I Common Shares") with CUSIP No. 41166N301. Based on information provided by the issuer, Reporting Person's beneficial ownership of Class I Common Shares changed by more than 1% based on the number of shares of the issuer outstanding as of June 1, 2026, at which date Reporting Person may be deemed to have beneficially owned 55,121,744.702 Class I Common Shares representing 85.58% of the outstanding Class I Common Shares on such date. The information presenting in this Schedule 13G Amendment reflects ownership as of June 30, 2026.

## Item 1. Issuer
Name of issuer: HarbourVest Private Investments Fund
Address of issuer's principal executive offices: C/O HARBOURVEST PARTNERS, LLC, C/O HARBOURVEST PARTNERS, LLC, BOSTON, MASSACHUSETTS, 02111.

## Item 2. Person Filing
Name of person filing: State of Michigan Retirement System
Address of principal business office or, if none, residence: 2501 Coolidge Road, Suite 400 East Lansing MI 48823
Citizenship: Michigan, USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: employee benefit plan or endowment fund (EP)

## Item 4. Ownership
Amount beneficially owned: As of June 30, 2026, the Reporting Person may be deemed to have dispositive and voting power with respect to 55,121,744.702 Class I Common Shares
Percent of class: The Reporting Person may be deemed to beneficially own 85.58% of Class I Common Shares
Sole power to vote or to direct the vote: See Item 4(a) above
Shared power to vote or to direct the vote: See Item 4(a) above
Sole power to dispose or to direct the disposition: See Item 4(a) above
Shared power to dispose or to direct the disposition: See Item 4(a) above

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- STATE OF MICHIGAN RETIREMENT SYSTEM: Jeannette J. Brya, Chief Compliance Officer (07/27/2026)